Exhibit 99.1

SGOCO Group Ltd. Regains Compliance with Nasdaq Minimum Market Value Rule

BEIJING, CHINA, February 28, 2012 – SGOCO Group, Ltd. (“SGOCO,” or the “Company”) (Nasdaq: SGOC), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced that the Company has received a letter from Nasdaq, notifying that the Company is no longer deficient in the Minimum Market Value of Publicly Held Shares (MVPHS) requirement as originally reported by the Company on February 3, 2012.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products. Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit http://www.sgocogroup.com

Forward-Looking Statements

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to regain compliance with the Nasdaq Capital Market continued listing requirements during the 180-day grace period, and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2011. The Company assumes no obligation to update any of the information contained or referenced in this press release.

Contact Information:

SGOCO Group, Ltd. (China)

Bill Krolicki, VP of Finance

Phone: + 86-10-8587-0173

ir@sgoco.com

ICR, LLC

William Zima

Phone: +86-10-6583-7511

SGOCO Group Investor Relations Department

U.S.: +1-646-328-2533